Exhibit 21.1

List of Subsidiaries of

Clubhouse Media Group, Inc.

Entity Name	Place of Organization

West of Hudson Group, Inc.*	Delaware

Doiyen LLC*	California

Clubhouse Studios, LLC*	Delaware

WOH Brands, LLC*	Delaware

DAK Brands, LLC*	Delaware

Digital Influence Inc. (doing business as Magiclytics) *	Wyoming

*100% owned subsidiary of Clubhouse Media Group, Inc.